                           SOUTHERN MICHIGAN BANCORP
                              51 WEST PEARL STREET
                           COLDWATER, MICHIGAN 49036
                                 (517) 279-5500

                                January 30, 2001


                                                                       VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

     Re:  Southern Michigan Bancorp, Inc.
          Registration Statement on Form S-4
          File No. 333-40490

Ladies and Gentlemen:

     Pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended, Southern Michigan Bancorp, Inc. (the "Company") hereby requests the withdrawal of the registration statement on Form S-4 and all exhibits thereto filed with the Securities and Exchange Commission (the "Commission") on June 30, 2000 (File No. 333-40490) (the "Registration Statement"). Due to the termination of the transaction that was the subject of the Registration Statement, the Company has decided to withdraw the Registration Statement.

     The Company further requests:

     1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

     2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

     If you have any questions regarding this application for withdrawal, please contact Brad B. Arbuckle, Counsel to the Company, at (248) 267-3283.


                                           Very truly yours,

                                           /s/ James T. Grohalski

                                           James T. Grohalski
                                           President and Chief Executive Officer